Dated April 8, 2011
Filed Pursuant to Rule 433
Registration Statement No. 333-165693
Relating to Preliminary Prospectus Supplement
Dated April 7, 2011 to Prospectus Dated March 25, 2010
ESSEX PROPERTY TRUST, INC
7.125% Series H Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per share)
FINAL PRICING TERMS

Issuer:	Essex Property Trust, Inc.

Title of Shares:	7.125% Series H Cumulative Redeemable Preferred Stock

Number of Shares:	2,600,000 shares of Series H Preferred Stock (2,990,000 shares if the underwriters’ over-allotment option is exercised in full)

Maturity:	Perpetual

Trade Date:	April 8, 2011

Settlement Date:	April 13, 2011 (T+3)

Dividend Rate:	7.125% per annum of the $25.00 liquidation preference (equivalent to $1.78125 per annum per share)

Dividend Payment Dates:	January 15, April 15, July 15 and October 15, commencing July 15, 2011

Conversion Rights:	Upon the occurrence of a Change of Control, investors will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem their Series H Preferred Stock) to convert some or all of their Series H Preferred Stock (the “Change of Control Conversion Right”) into a number of the Issuer’s common stock, par value $0.0001 per share, per Series H Preferred Stock to be converted equal to the lesser of:
•	the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series H Preferred Stock dividend payment and prior to the corresponding Series H Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Share Price; and
•	0.3995 (the “Share Cap”), subject to certain adjustments;
subject, in each case, to provisions for the receipt of alternative consideration, as described in the preliminary prospectus supplement.

If the Issuer has provided or provides a redemption notice, whether pursuant to the Issuer’s special optional redemption right in connection with a Change of Control or the Issuer’s optional redemption right, investors will not have any right to convert their Series H Preferred Stock in connection with the Change of Control Conversion Right and any Series H Preferred Stock subsequently selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

A “Change of Control” is when, after the original issuance of the Series H Preferred Stock, the following have occurred and are continuing:
•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and
•	following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange, the NYSE Amex Equities or the NASDAQ Stock Market or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.
The “Change of Control Conversion Date” will be a business day that is no less than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series H Preferred Stock.
The “Common Share Price” will be: (i) the amount of cash consideration per share of common stock, if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is solely cash; and (ii) the average of the closing prices for the Issuer’s common stock on the New York Stock Exchange for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by holders of the Issuer’s common shares is other than solely cash.

Optional Redemption:	On and after April 13, 2016, the Issuer may, at its option, redeem the Series H Preferred Stock, in whole or from time to time in part, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption (subject to the special optional redemption right described below).

Special Optional Redemption:	Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem the Series H Preferred Stock, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to and including the date of redemption. If, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of redemption with respect to the Series H Preferred Stock (whether pursuant to the Issuer’s optional redemption right or its special optional redemption right), investors will not have the conversion right described above.

Yield:	7.125%

Public Offering Price:	$25.00 per share

Purchase Price by Underwriters:	$24.2125 per share

Net Proceeds (before expenses):	$62,952,500 ($72,395,375 if the underwriters’ over-allotment option is exercised in full)

Underwriting Discount:	$2,047,500 ($2,354,625 if the underwriters’ over-allotment option is exercised in full)

Joint Book-Running Managers:	Wells Fargo Securities, LLC Raymond James & Associates, Inc.

Joint Lead Managers:	Barclays Capital Inc. RBC Capital Markets, LLC

Co-Managers:	FBR Capital Markets & Co. Janney Montgomery Scott LLC Morgan Keegan & Company, Inc. Robert W. Baird & Co. Incorporated Stifel, Nicolaus & Company, Incorporated

Listing/Symbol:	NYSE / “ESSPrH”

ISIN:	US2971784028

CUSIP:	297178 402
The issuer has filed a registration statement (including a prospectus dated March 25, 2010 and a preliminary prospectus supplement dated April 7, 2011) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or Raymond James & Associates, Inc. toll-free at 1-800-248-8863.